SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

(Name of Subject Company (Issuer))

CARLYLE ASIA PARTNERS II, L.P.

CAP II CO-INVESTMENT, L.P.

MR INVESTMENT HOLDINGS LIMITED

MR INVESTMENT LIMITED

(Name of Filing Persons (Offerors))

American Depositary Shares

(each American Depositary Share representing five Ordinary Shares)

(Title of Class of Securities)

CUSIP No. 00756M404

(CUSIP Number of Class of Securities)

Gregory M. Zeluck

MR Investment Holdings Limited

c/o Carlyle Asia Investment Advisors Limited

Suite 2801, 28th Floor, Two Pacific Place

88 Queensway, Hong Kong

+852 2878 7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

Copies to:

Mark S. Bergman

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Alder Castle

10 Noble Street

London EC2V 7JU

+44 207 367 1601

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
N/A	N/A

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable

Filing party: Not applicable

Form or Registration No.: Not applicable

Date filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 12. Exhibits.

99.1	Press Release issued by The Carlyle Group dated November 24, 2006, announcing the submission of an indication of interest by a consortium led by The Carlyle Group regarding a potential acquisition of Advanced Semiconductor Engineering, Inc. (the “Company”).

99.2	Proposal Letter from MR Investment Limited to the Board of Directors of the Company dated November 24, 2006.

99.3	Master Q&A dated November 24, 2006.

2

EXHIBIT NO.	DESCRIPTION
99.1	Press Release issued by The Carlyle Group dated November 24, 2006, announcing the submission of an indication of interest by a consortium led by The Carlyle Group regarding a potential acquisition of Advanced Semiconductor Engineering, Inc. (the “Company”).

99.2	Proposal Letter from MR Investment Limited to the Board of Directors of the Company dated November 24, 2006.

99.3	Master Q&A dated November 24, 2006.